July 11, 2025

Matthew Booth
Chief Executive Officer
Urgent.ly Inc.
8609 Westwood Center Drive, Suite 810
Vienna, VA 22182

       Re: Urgent.ly Inc.
           Registration Statement on Form S-3
           Filed July 3, 2025
           File No. 333-288523
Dear Matthew Booth:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Matthew Crispino at 202-551-3456 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology